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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8-50709 8-67724

REPORT FOR THE PERIOD BEGINNING	1/1/08	AND ENDING	12/31/08
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REALTY CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
145454

3 COPLEY PLACE

(No. And Street)

BOSTON	MA	02116
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BEATON   (603) 502-9677
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

(Name - if individual, state *last, first, middle name*)

53 STATE STREET, 38TH FLOOR	BOSTON,	MA	02109
(Address)	(City)	(state)	Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 1 1 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2).*

OATH OR AFFIRMATION

Nicholas S. Schorsch

I _____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ~~Capital Securities~~ as of 12/31/08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____

Signature

Member and CEO

Title


_____

Notary Public

Eve LaMonica
Notary Public, State of New York
No. 01LA6164026
Qualified in New York County
Term Expires April 9, 2011

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[   ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[   ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[   ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[   ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[   ] (m)A copy of the SIPC Supplemental Report.
[   ] (n)A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[   ] (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
AMERICAN REALTY CAPITAL II, LLC)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)

FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS



53 State Street
Boston, MA 02109

Phone   617-742-7733
Fax   617-742-3528
Web   www.uhy-us.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Realty Capital Securities, LLC
(A Wholly-Owned Subsidiary of American Realty Capital II, LLC)
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Realty Capital Securities, LLC (the "Company") as of December 31, 2008 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and the statement of income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 6, 2009

1

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

	2008
Assets	
Cash	$ 374,004
Commissions receivable - affiliate	257,072
Loans receivable	115,000
Due from affiliate	17,723
Other assets	30,279
Total assets	$ 794,078
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 159,186
Accrued expenses	185,685
Payables to broker-dealers and clearing organizations	73,266
Commissions payable	96,074
Total liabilities	514,211
Members' equity	279,867
Total liabilities and members' equity	$ 794,078

The accompanying notes are an integral part of these financial statements.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008
Revenues:	
Commissions	$ 810,926
Dealer manager fee	606,416
Total revenues	1,417,342
Expenses:	
Payroll and benefits	1,525,995
Commissions	1,023,113
Professional fees	405,261
Travel	268,393
Conferences and seminars	238,406
Marketing and advertising	140,890
Insurance	119,037
Occupancy	102,868
Due diligence	78,515
Licensing fees	53,364
Office expenses	46,904
Communication and data processing	8,122
Total expenses	4,010,868
Net interest income	2,679
Net loss	$ (2,590,847)

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Members' Capital	Accumulated Members' Deficit	Total
Balance, December 31, 2007	$ 124,337	$ (124,871)	$ (534)
Net loss	-	(2,590,847)	(2,590,847)
Contributions	2,871,248	-	2,871,248
Balance, December 31, 2008	$ 2,995,585	$ (2,715,718)	$ 279,867

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

	2008
Cash flows from operating activities:	
Net loss	$ (2,590,847)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Decrease) in:	
Commissions receivable - affiliate	(257,072)
Loans receivable	(115,000)
Other assets	(30,279)
Due from affiliate	(2,010)
Increase in:	
Accounts payable	106,779
Accrued expenses	185,685
Payables to broker-dealers and clearing organizations	73,266
Commissions payable	96,074
Total adjustments	57,443
Net cash used in operating activities	(2,533,404)
Cash flows from financing activities:	
Contributions	2,871,248
Net increase in cash	337,844
Cash, beginning of year	36,160
Cash, end of year	$ 374,004

The accompanying notes are an integral part of these financial statements.

5

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Realty Capital Securities, LLC (the "Company") is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established in Delaware on August 29, 2007 as a limited liability company and commenced operations as a FINRA qualified Broker-Dealer on February 25, 2008. The Company is the securities Broker-Dealer for American Realty Capital II's (the "Parent") proprietary products; including a publicly registered non-traded REIT, fixed-income Notes, and wealth management and co-ownership investments. Realty Capital Securities, LLC sells securities to qualified investors throughout the United States by means of a national selling network of broker dealers and registered representatives.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accountant policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of various types of investment products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

Securities Transactions and Valuations

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

Management has elected to defer the application of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes,"* in accordance with FASB Staff Position No. 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Non-public Companies,"* for annual financial statements for fiscal years beginning after December 15, 2008. The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5, *"Accounting for Contingencies."*

Commissions

Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

As a limited liability company, the Company is not subject to income taxes. The members report their distributive share of realized income or loss on their individual tax returns. Accordingly, no provision for federal or state income taxes is reflected in the accompanying Statement of Operations.

Marketing and Advertising

The Company expenses the cost of marketing and advertising as incurred. As of December 31, 2008, the Company incurred $140,890 in marketing and advertising expenses.

NOTE 3 – LOANS RECEIVABLE

The Company has made interest bearing loans to certain employees. The loans are payable in annual installments over three years and bear interest at a rate commensurate with the 10-year Treasury rate on the date of the loan, approximately 4% as of December 31, 2008. These loans totaled $115,000 as of December 31, 2008. The Company may elect, at its sole discretion, to forego the annual repayment amount. If this election is made, such amount will be charged to compensation expense in the year it is incurred.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("Rule15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation. At December 31, 2008, the Company had net capital of $115,415 which was $51,139 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 4.46 to 1.

NOTE 6 – RELATED PARTY TRANSACTIONS

At December 31, 2008, the Company had $17,723 receivable from the parent representing amounts owed for miscellaneous expenses paid by the Company on behalf of the Parent and $257,072 due from the Parent related to external commissions and management fees.

NOTE 7 – EXPENSE ALLOCATION

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, professional services, communications and data processing, advertising, and employee benefits. During the year ended December 31, 2008, the Company incurred approximately 37% of the shared expenses and the Parent incurred approximately 63% of the expenses.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result form normal business operations" as permitted under Rule 15c3-3.

NOTE 9 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."


LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone   617-742-7733
Fax   617-742-2528
Web   www.uhy-us.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
Realty Capital Securities, LLC
 (A Wholly-Owned Subsidiary of American Realty Capital II, LLC)
Boston, Massachusetts

In planning and performing our audit of the financial statements of Realty Capital Securities, LLC (the "Company") for the year ended December 31, 2008; we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2008 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2008.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Boston, Massachusetts
February 6, 2009

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2008

Schedule I

Total members' equity	$	279,867
Less: Total non-allowable assets		(164,452)
Net capital before haircuts on securities positions		115,415
Haircuts on securities positions		-
Net capital		115,415
Minimum net capital required ($5,000 or 12.5% of aggregate indebtedness, whichever is greater)		64,276
Excess net capital	$	51,139
Aggregate indebtedness	$	514,211
Percentage of aggregate indebtedness to net capital		446%

11

REALTY CAPITAL SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF AMERICAN REALTY CAPITAL II, LLC)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

Schedule II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k)(2)(i).